UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Voting Results of Annual Shareholder Meeting

On December 5, 2022, Powerbridge Technologies Co., Ltd. (the “Company”) held its 2022 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on two resolutions, each of which is listed below and was described in more detail in our proxy statement for the Meeting, which was attached as Exhibit 99.3 to a Report on Form 6-K that we furnished to the Securities and Exchange Commission on November 4, 2022.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, par value $0.00166667 per share, at the Meeting, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the requisite majority of our shareholders under the Company’s Memorandum and Articles of Association:

1.

To ratify the selection and re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020 and fiscal year ended December 31, 2021.

2.	To approve the increase in the authorized share capital of the Company from US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each to US$16,666,700 divided into 10,000,000,000 shares of par value of US$0.00166667 each by the creation of an additional 9,700,000,000 shares of par value of US$0.00166667 each.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 9, 2022

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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